Exhibit 99.1

NUCANA NuCana plc Notice of Annual General Meeting Thursday 24 June 2021 at 11.00am Venue Lochside House, 3 Lochside Way, Edinburgh, EH12 9DT, UK

NOTICE OF 2021 ANNUAL GENERAL MEETING NuCana plc 77-78 Cannon Street, London, England, EC4N 6AF Company number: 03308778 NOTICE OF 2021 ANNUAL GENERAL MEETING NOTICE is hereby given that the 2021 annual general meeting of NuCana plc (the “Company”) will be held on 24 June 2021 at 11.00am at Lochside House, 3 Lochside Way, Edinburgh, EH12 9DT, UK for transaction of the following business: Ordinary Resolutions To consider and, if thought fit, pass the following resolutions (1 to 10 inclusive), which will be proposed as ordinary resolutions: 1. To re-elect (as a Class III director) Martin Mellish, who is retiring by rotation in accordance with the Articles of Association of the Company, as a director of the Company. 2. To re-elect (as a Class III director) Adam George, who is retiring by rotation in accordance with the Articles of Association of the Company, as a director of the Company. 3. To elect (as a Class I director), Andrew Kay, who is standing for election for the remaining portion of his term of office, as a director of the Company. 4. To elect (as a Class I director) Bali Muralidhar, who is standing for election for the remaining portion of his term of office, as a director of the Company. 5. To re-appoint Ernst & Young LLP as auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company. 6. To authorise the directors to determine the remuneration of the auditors of the Company. 7. To receive the Company’s audited accounts for the financial year ended 31 December 2020, together with the Strategic Report, Directors’ Report and Auditors’ Report on those accounts. 8. To receive and approve the Directors’ Remuneration Report for the financial year ended 31 December 2020. 9. That the directors be generally and unconditionally authorised pursuant to Section 551 of the Companies Act 2006 (the “Act”) to exercise all the powers of the Company to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £600,000. This authority shall, unless previously renewed, revoked or varied by the Company in general meeting, expire on the conclusion of the annual general meeting of the Company to be held in 2022, save that the Company may, at any time before such expiry, make any offer or agreement which would or might require rights to subscribe for or to convert securities into shares to be granted or equity securities to be allotted after the authority expires, and the directors may allot shares or grant such rights in pursuance of such offer or agreement as if the authority had not expired. 10. That the directors be generally and unconditionally authorised pursuant to Section 551 of the Act to exercise all the powers of the Company to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £80,000 under or in connection with the NuCana 2016 Share Option Scheme, the NuCana 2020 Long-Term Incentive Plan, the NuCana 2020 Company Share Option Plan or any joint share ownership plan agreement substantially in the form of the approved Joint Share Ownership Plan Agreement, each as may be amended from time to time, or under or in connection with any new share option schemes or incentive plans (whether tax-advantaged or otherwise) as the directors may, from time to time, approve, where such schemes or plans include as eligible participants the directors, officers or employees of the Company or any subsidiary undertaking of the Company (as defined in section 1162 of the Act), from time to time, and/or any consultants engaged by the Company or any such subsidiary undertaking. This authority shall, unless previously renewed, revoked or varied by the Company in general meeting, expire on the fifth anniversary of the date of the passing of this resolution save that the Company may, at any time before such expiry, make any offer or agreement which would or might require rights to subscribe for or to convert securities into shares to be granted or equity securities to be allotted after the authority expires, and the directors may allot shares or grant such rights in pursuance of such offer or agreement as if the authority had not expired. This authority is in addition to the authority set out in resolution 9 above and in addition, and without prejudice, to the authority given by resolution 9 passed at the 2020 annual general meeting of the Company. Special Resolutions To consider and, if thought fit, pass the following resolutions 11 and 12, which will be proposed as special resolutions: 11. That, subject to the passing of resolution 9, the directors be empowered pursuant to Section 570 of the Act to allot equity securities (as defined in Section 560 (1) of the Act) for cash under the authority given by that resolution as if Section 561(1) of the Act did not apply to any such allotment, provided that such authority shall be limited to the allotment of equity securities up to a nominal amount of £600,000, such authority to expire on the conclusion of the annual general meeting of the Company to be held in 2022, but prior to its expiry the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the authority expires and the Board may allot equity securities under any such offer or agreement as if the authority had not expired. NUCANA 1

NOTICE OF 2021 ANNUAL GENERAL MEETING 12. That, subject to the passing of resolution 10, the directors be empowered pursuant to Section 570 of the Act to allot equity securities (as defined in Section 560 (1) of the Act) for cash under the authority given by that resolution as if Section 561(1) of the Act did not apply to any such allotment, provided that such authority shall be limited to the allotment of equity securities up to a nominal amount of £80,000, such authority to expire on the fifth anniversary of the date of the passing of this resolution, but prior to its expiry the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the authority expires and the Board may allot equity securities under any such offer or agreement as if the authority had not expired. Recommendation The directors of the Company consider that all the proposals to be considered at the AGM are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. The directors unanimously recommend that you vote in favour of all the proposed resolutions as they intend to do in respect of their own beneficial holdings. BY ORDER OF THE BOARD Registered office 77-78 Cannon Street London England EC4N 6AF Martin Quinn Company Secretary 20 May 2021 Although our preference would be to welcome shareholders to our 2021 AGM, in light of the ongoing COVID-19 pandemic and the uncertainties as to whether there will be restrictions on public gatherings at the time of the AGM and in order to protect the health and safety of our shareholders, directors and attendees, shareholders are strongly encouraged not to attend the 2021 AGM in person. We ask shareholders to exercise their right to vote on the resolutions being put to the AGM in advance of the meeting by submitting a proxy vote. Shareholders voting in advance of the meeting are encouraged to appoint the Chair of the AGM as their proxy rather than any other named person as any other person may not be permitted to attend due to prevailing restrictions. NOTES The following notes explain your general rights as a member and your right to attend and vote at the annual general meeting or to appoint someone else to vote on your behalf but they should all be read subject to Note 12 below. 1. Any member entitled to attend, speak and vote at the annual general meeting may appoint one or more proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company but must attend the meeting. A member may appoint more than one proxy in relation to the annual general meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. To appoint more than one proxy you should contact the Company’s registrar, Computershare Investor Services PLC (“Computershare”), at the address below. 2. Only those members registered in the register of members of the Company as at close of business on 22 June 2021 or, in the event that the meeting is adjourned, in such register not later than 48 hours before the time of the adjourned meeting, shall be entitled to attend, or vote (whether in person or by proxy) at the meeting in respect of the number of shares registered in their names at the relevant time. 3. A form of proxy has been provided for use by members. To be valid it should be completed, signed and delivered (together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority) to the Company’s registrar, Computershare, at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, not later than 48 hours (not including non-business days) before the time appointed for holding the annual general meeting or any adjourned meeting or, in the case of a poll taken more than 48 hours after it is demanded, not less than 24 hours before the time appointed for the taking of the poll. 4. In the case of a corporation, the form of proxy must be executed under its common seal (or such form of execution as has the same effect) or signed on its behalf by an attorney or a duly authorised officer of the corporation. A corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all its powers as a member provided that they do not do so in relation to the same shares. 5. In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names stand in the Company’s relevant register of members for the certificated or uncertificated shares of the Company (as the case may be) in respect of the joint holding. 6. CREST members who wish to appoint a proxy or proxies by using the CREST electronic appointment service may do so for the meeting and any adjournments of it by utilising the procedures described in the CREST Manual. The message, (a CREST proxy instruction) must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland NUCANA 2

NOTICE OF 2021 ANNUAL GENERAL MEETING Limited (“EUI”) and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company’s registrar, Computershare not later than the time stated in Note (3) above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the Company’s registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by EUI. CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by any particular time. Reference should be made to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. 7. Proxymity Voting. If you are an institutional investor you may also be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the Registrar. For further information regarding Proxymity, please go to www.proxymity.io. Your proxy must be lodged by 11.00am BST on 22 June 2021 in order to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy. 8. The completion and return of a form of proxy will not preclude a member from attending in person at the meeting and voting should he/she wish to do so, but if a member appoints a proxy and attends the meeting in person, the proxy appointment will automatically be terminated. Further, the appointment under the form of proxy may be terminated by the member prior to the commencement of the meeting (or any adjournment of the meeting). To be valid, the notice of termination of the authority of the person appointed to act as proxy must be deposited at the offices of the Company’s registrar, Computershare, not less than 48 hours (not including non-business days) before the time fixed for the holding of the annual general meeting or any adjournment thereof (as the case may be). 9. Under Section 527 of the Companies Act 2006 (the “Act”), members meeting the threshold requirement set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (a) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the annual general meeting; or (b) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Act. The Company may not require the members requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Act. Where the Company is required to place a statement on a website under Section 527 of the Act, it must forward the statement to the Company’s auditors not later than the time when it makes the statement available on the website. The business which may be dealt with at the annual general meeting includes any statement that the Company has been required, under Section 527 of the Act, to publish on a website. 10. Copies of the directors’ service contracts and letters of appointment for non-executive directors will be available for inspection at the Global Headquarters of the Company at 3 Lochside Way, Edinburgh EH12 9DT during normal business hours on any week day (public holidays excepted) from the date of this Notice of annual general meeting until the date of the annual general meeting, and at the place of the annual general meeting for one hour before the meeting and at the meeting itself. 11. Except as set out in the Notes to this Notice, any communication with the Company in relation to the annual general meeting, including in relation to proxies, should be sent to the Company’s registrar, Computershare at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY. No other means of communication will be accepted. In particular, you may not use any electronic address provided either in this Notice or in any related documents to communication with the Company for any purpose other than those expressly stated. 12. As a result of the uncertainties on movement and gatherings in Scotland due to the ongoing COVID-19 pandemic and notwithstanding the foregoing Notes, members are encouraged not to attend the AGM in person. The health of the Company’s shareholders, as well as its officers and employees, is of paramount importance. Given the circumstances shareholders are encouraged to vote by proxy in accordance with the instructions provided within this Notice. If you appoint any person other than the Chairman of the AGM as your proxy, that person may not be able to attend the AGM. NUCANA 3

NOTICE OF 2021 ANNUAL GENERAL MEETING EXPLANATORY NOTES TO THE RESOLUTIONS PROPOSED AT THE ANNUAL GENERAL MEETING The resolutions to be proposed at the AGM of the Company to be held on 24 June 2021 at 11.00am are set out in this Notice of AGM. The following notes provide an explanation to the resolutions being put to shareholders. Ordinary Resolutions Resolutions 1 to 10 are proposed as ordinary resolutions. Assuming that a quorum is present, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) at the meeting and entitled to vote. On a poll, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution. Resolution 1- 4 Election and Re-election of a director Under the Company’s Articles of Association there are three classes of board members (Class I, Class II and Class III) with each class having a specified term of office. The Company’s Articles of Association require the Class III directors to retire from office this year and for any directors, other than Class III directors, who were appointed by the directors since the 2020 AGM to stand for election for the remaining portion of their term of office. Each of Martin Mellish and Adam George currently serve as a Class III director. Each of Martin Mellish and Adam George is retiring and (being eligible) is standing for re-election as a Class III director at the AGM. Each of Andrew Kay and Bali Muralidhar currently serve as Class I director, and (being eligible) is standing for election as a Class I director at the annual general meeting. Biographical information for each director standing for re-election and election is included on page 6 of this Notice. THE BOARD RECOMMENDS A VOTE FOR THE RE-ELECTION OF MARTIN MELLISH AND ADAM GEORGE TO THE BOARD OF DIRECTORS AND FOR THE ELECTION OF ANDREW KAY AND BALI MURALIDHAR TO THE BOARD OF DIRECTORS. Resolution 5 – Re-appointment of auditors The Act requires that auditors be appointed at each general meeting, at which accounts are laid, to hold office until the next AGM. The appointment of Ernst & Young LLP as auditors of the Company terminates at the conclusion of the AGM. They have indicated their willingness to stand for reappointment as auditors of the Company until the conclusion of the AGM in 2022. The Audit Committee has assessed the effectiveness, independence and objectivity of the auditor, Ernst & Young LLP, and concluded that the auditors were in all respects effective. THE BOARD RECOMMENDS A VOTE FOR THE RE-APPOINTMENT OF ERNST & YOUNG LLP AS AUDITORS. Resolution 6 – Authorising and fixing the remuneration of the auditors This resolution gives authority to the directors to determine the auditors’ remuneration. It is normal practice for shareholders to resolve at the AGM that the directors shall decide on the level of remuneration of the auditors for the audit work to be carried out by them in the next financial year. The amount of the remuneration paid to the auditors for the next financial year will be disclosed in the next audited accounts of the Company. THE BOARD RECOMMENDS A VOTE FOR THE AUTHORISATION OF THE DIRECTORS TO DETERMINE THE AUDITORS’ REMUNERATION. Resolution 7 – Laying of accounts The directors are required to present to shareholders at the AGM, the annual accounts of the Company for the year ended 31 December 2020, the Strategic Report, the Directors’ Report and the Auditors’ Report on the accounts. THE BOARD RECOMMENDS A VOTE FOR THE RESOLUTION TO RECEIVE THE ANNUAL ACCOUNTS OF THE COMPANY FOR THE YEAR ENDED 31 DECEMBER 2020, THE STRATEGIC REPORT, THE DIRECTORS’ REPORT AND THE AUDITORS’ REPORT ON THE ACCOUNTS. Resolution 8 – Directors’ Remuneration Report Shareholders are invited to cast their vote on the Directors’ Remuneration Report, in accordance with Section 439 of the Act. The Directors’ Remuneration Report is set out on pages 17 to 26 of the Company’s annual accounts and reports for the year ended 31 December 2020. The vote is advisory in nature and therefore no entitlement to remuneration is conditional on the passing of this resolution. THE BOARD RECOMMENDS A VOTE FOR THE RESOLUTION TO RECEIVE AND APPROVE THE DIRECTORS’ REMUNERATION REPORT FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2020. Resolution 9 - Authority to allot shares The directors may only allot shares or grant rights over shares if authorised to do so by shareholders. The Board is seeking the authority to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £600,000, such authority, unless previously revoked or varied by the Company, to expire at the conclusion of the AGM of the Company to be held in 2022. The Investment Association (“IA”) guidelines on authority to allot shares state that IA members will permit, and treat as routine, resolutions seeking authority to allot shares representing up to one-third of a company’s issued share capital. NUCANA 4

NOTICE OF 2021 ANNUAL GENERAL MEETING Accordingly, resolution 9, if passed, would authorise the directors under section 551 of the Act to allot new shares or grant rights to subscribe for, or convert any security into, new shares representing approximately 29% of the Company’s issued ordinary share capital as at 20 May 2021 (being the latest practicable date prior to publication of this Notice). The directors have no current plans to utilise the authorities sought by resolutions 9 (Authority to allot shares) and 11 (Disapplication of pre-emption rights) although they consider their renewal appropriate in order to retain maximum flexibility to take advantage of business opportunities as they arise. In light of the Company’s size and status as a pre-revenue generating company, the Board believes that equity financings are an appropriate method to support any potential future funding requirements. The Company believes that in the event of an equity financing, having authority for the allotting or granting of rights to subscribe for the Company’s shares without obtaining further shareholders’ approval and the disapplication of pre-emption rights should allow the Company to raise funds more efficiently, on the best terms available and in a timely fashion. THE BOARD RECOMMENDS YOU VOTE FOR THE RESOLUTION SO AUTHORISING THE DIRECTORS. Resolution 10 The directors may only allot shares or grant rights over shares if authorised to do so by shareholders. This resolution, if passed, will give the directors’ authority to allot shares or rights to subscribe for shares up to an aggregate nominal amount of £80,000 under or in connection with the NuCana 2016 Share Option Scheme, the NuCana 2020 Long-Term Incentive Plan, the NuCana 2020 Company Share Option Plan or any joint share ownership plan agreement substantially in the form of the approved Joint Share Ownership Plan Agreement, each as may be amended from time to time, or under or in connection with any new share option schemes or incentive plans (whether tax-advantaged or otherwise) as the directors may, from time to time, approve. This authority is in addition to the authority set out in resolution 9 above and in addition, and without prejudice, to the authority given by resolution 9 passed at the 2020 annual general meeting of the Company. This authority will expire on the fifth anniversary of the date on which this resolution is passed. THE BOARD RECOMMENDS YOU VOTE FOR THE RESOLUTION SO AUTHORISING THE DIRECTORS. Special Resolutions Resolutions 11 and 12 are proposed as special resolutions. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by proxy) at the meeting and entitled to vote. On a poll, a special resolution is passed if it is approved by holders representing at least 75% of the votes cast (in person or by proxy) at the meeting who (being entitled to vote) vote on the resolution. Resolution 11 – Disapplication of pre-emption rights As a U.K. company, the Company’s shareholders are entitled, under Section 561 of the Act to pre-emption rights, whereby, in the event that the Company wishes to allot new equity securities for cash, those securities must first be offered to existing shareholders in proportion to the number of ordinary shares they each hold before they can be offered to new shareholders. In certain circumstances, it may be in the best interests of the Company to allot shares (or to grant rights over shares) for cash without first offering them proportionately to existing shareholders. This cannot be done under the Act unless the shareholders have first waived their pre-emption rights. Therefore this resolution, which will be proposed as a special resolution subject to the passing of resolution 9, seeks the empowerment of the directors to allot, or grant rights over, equity securities under the authority given to them by resolution 9 above without offering them first to existing shareholders in proportion to their current holdings up to an aggregate nominal amount of £600,000. THE BOARD RECOMMENDS YOU VOTE FOR THE RESOLUTION SO EMPOWERING THE DIRECTORS. Resolution 12 – Disapplication of pre-emption rights As stated above, the Act requires that if the Company issues new shares or grants rights to subscribe for or to convert any security into shares for cash, or sells any treasury shares, it must first offer them to existing shareholders in proportion to their current holdings. In certain circumstances, it may be in the best interests of the Company to allot shares (or to grant rights over shares) for cash without first offering them proportionately to existing shareholders. This cannot be done under the Act unless the shareholders have first waived their pre-emption rights. Therefore this resolution, which will be proposed as a special resolution subject to the passing of resolution 10, seeks the empowerment of the directors to allot, or grant rights over, equity securities under the authority given to them by resolution 10 above, under or in connection with the NuCana 2016 Share Option Scheme, the NuCana 2020 Long-Term Incentive Plan, the NuCana 2020 Company Share Option Plan or any joint share ownership plan agreement substantially in the form of the approved Joint Share Ownership Plan Agreement, or any new share option schemes or incentive plans as the directors may approve without offering them first to existing shareholders in proportion to their current holdings up to an aggregate nominal amount of £80,000. THE BOARD RECOMMENDS YOU VOTE FOR THE RESOLUTION SO EMPOWERING THE DIRECTORS. NUCANA 5

NOTICE OF 2021 ANNUAL GENERAL MEETING Appendix A: Director’s Biography Martin Mellish (Director, appointed 2009) Martin Mellish has served as a member of our board of directors since 2009. Since 1994, Martin has served as the Executive Director of Aspen Advisory Services Ltd., a London-based private investment office overseeing private and publicly traded investments in North America, Europe and Asia. Martin is non-executive chairman-elect of Spectral MD Holdings Ltd., a medical Al company, and serves as non-executive director of Kensington Green (Management) Limited, a real estate management company, Levitronix Technologies LLC, a technology company, Alturki Holding, an industrial investment and development holding company, and Omnicyte Limited, a biotechnology company. From 1992 to 1994, Martin pursued studies at the Massachusetts Institute of Technology. From 1984 to 1992, he was controller and subsequently Chief Financial Officer of Alturki Holding. Prior to that, Mr. Mellish trained at Price Waterhouse Coopers. He was awarded an SM (Management) from the Massachusetts Institute of Technology and an MSc (Accounting) from Northeastern University. THE BOARD RECOMMENDS A VOTE FOR THE RE-ELECTION OF MARTIN MELLISH TO THE BOARD OF DIRECTORS. Adam George (Director, appointed 2018) Adam George has served as a member of our board of directors since 2018. From March 2017 to December 2020, Adam served as GW Pharmaceuticals’ UK Managing Director and Company Secretary. GW Pharmaceuticals is a publicly traded biopharmaceutical company focused on discovering, developing and commercialising novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. Previously, Adam was GW Pharmaceutical’s Chief Financial Officer from 2012 until March 2017 and Financial Controller from 2007 to 2012. Before joining GW Pharmaceuticals, Mr. George held several senior finance roles within both public and private companies. Since April 2021, Adam has served as a non-executive director of Beckley Psytech, a biopharmaceutical company. Adam holds a BSc in Biology from Bristol University and is a chartered accountant. THE BOARD RECOMMENDS A VOTE FOR THE RE-ELECTION OF ADAM GEORGE TO THE BOARD OF DIRECTORS. Andrew Kay (Director, appointed 2020) Andrew Kay has served as a member and Chair of our Board of Directors since December 2020. Andrew brings more than 30 years of experience in building and leading biotechnology and pharmaceutical companies. He currently serves as Chairman of the Board of NeRRe Therapeutics and Blueberry Therapeutics. He also recently held the same role for KaNDy Therapeutics, a biotechnology company that was acquired by Bayer for a deal value of up to $875 million in 2020, and for Wilson Therapeutics, a biopharmaceutical company acquired by Alexion Pharmaceuticals for $855 million in 2018. Prior to that, Andrew served as the President and Chief Executive Officer for Algeta. During Andrew’s leadership, Algeta’s lead product, Xofigo, was approved by the FDA and EMA for the treatment of bone metastases in castration-resistant prostate cancer patients, followed by a strong commercial launch. In February 2014, Algeta was acquired by Bayer AG for $2.9 billion. Prior to Algeta, Andrew was the Global Head of Marketing and Sales and a Member of the Healthcare Committee and Pharmaceutical Executive Committee at Novartis, and held several other senior commercial positions in Europe and the US having worked at AstraZeneca, Eli Lilly, Sandoz and Boots. THE BOARD RECOMMENDS A VOTE FOR THE ELECTION OF ANDREW KAY TO THE BOARD OF DIRECTORS. Bali Muralidhar (Director, appointed 2020) Bali Muralidhar has served as a member of our board of directors since 2020. Bali is a Managing Partner at Abingworth, a leading transatlantic life sciences investment firm. He has 15 years professional experience in healthcare across a range of functions including venture investing, R&D, clinical practice and teaching. He works with the Abingworth team in the London, Boston and Menlo Park offices to source and evaluate new investment opportunities and support existing venture investments through to exit. He represents Abingworth on the boards of Exicure Inc. (XCUR), Spruce Biosciences (SPRB), Reneo Pharmaceuticals (RPHM), and Gynesonics. Prior to joining Abingworth, Bali was a senior partner at MVM Partners LLP in London where he completed investments in and served on the boards of several companies, both public and private. Two of these were Wilson Therapeutics and Valneva, both also Abingworth portfolio companies. In 2018, Bali was named among Financial News’ Rising Stars in Private Equity, which celebrated 25 men and women under the age of 40 standing out in the European private equity industry. Before MVM, Bali was a member of Bain Capital’s healthcare deal team. Bali obtained a degree in clinical medicine from the University of Oxford and practiced general surgery at the John Radcliffe and Addenbrooke’s Hospitals in Oxford and Cambridge, respectively. He has a PhD in translational cancer research from the MRC Cancer Cell Unit, University of Cambridge, and has published over a dozen peer reviewed papers. He was also a Bye-Fellow in Medical Sciences at Downing College, Cambridge where he taught pathology, surgery and medicine. THE BOARD RECOMMENDS A VOTE FOR THE ELECTION OF BALI MURALIDHAR TO THE BOARD OF DIRECTORS. NUCANA 6

NUCANA Lochside House, 3 Lochside Way, Edinburgh, EH12 9DT, UK T: +44 (0)131 357 1111 E: info@nucana.com www.nucana.com